                                                                                                           FILED VIA EDGAR

November 18, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           Re:        Piedmont Investment Trust
File No. 811-21689

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the "1940 Act"), please find a copy of the Investment Company Bond (the "Bond") for Piedmont Investment Trust (the “Trust") under Exhibit 99.1.

Also enclosed is a copy of the resolutions of the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Trust under Exhibit 99.2.

Premiums for the Bond have been paid for the period beginning October 1, 2010 to October 1, 2011.

If you have any questions about this filing, please contact the undersigned at (513) 587-3418.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary

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